SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Komag, Incorporated
(Name of Subject Company)
State M Corporation,
a wholly owned subsidiary of
Western Digital Technologies, Inc.,
a wholly owned subsidiary of
Western Digital Corporation
(Name of Filing Persons (Offerors))
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
500453204
(CUSIP Number of Class of Securities)

Raymond M. Bukaty
Senior Vice President, Administration, General Counsel and Secretary
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630
(949) 672-7000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
With a copy to:

Steve L. Camahort, Esq.	J. Jay Herron, Esq.
Victoria D. Nassi, Esq.	Andor D. Terner, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
Embarcadero Center West	610 Newport Center Drive, 17th Floor
275 Battery Street, Suite 2600	Newport Beach, California 92660
San Francisco, California 94111	(949) 760-9600
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$995,610,777*	$30,565**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $32.25 per share by the sum of (i) the 30,359,747 shares of common stock, par value $0.01 per share, of Komag, Incorporated (the “Shares”), issued and outstanding as of June 27, 2007, and (ii) the 511,905 Shares that are issuable as of July 9, 2007 under outstanding Komag stock options with an exercise price of less than $32.25 per Share.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee equals 0.00307% of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,565	Filing Party:	State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation

Form or Registration No.:	Schedule TO	Date Filed:	July 11, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transactions subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 11, 2007, as amended on July 11, 2007, July 24, 2007 and August 2, 2007, by (i) Western Digital Corporation, a Delaware corporation (“Parent”), (ii) Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and a wholly owned subsidiary of Parent, and (iii) State M Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of WDTI. This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), at a purchase price of $32.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.
     This Amendment is being filed to reflect that the Senior Secured Financing Commitment Letter between Parent and Goldman Sachs Credit Partners L.P. has been replaced by the Senior Financing Commitment Letter between WDTI, Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.
Item 1. Summary Term Sheet.
     The first paragraph of the response to the fifth question “Do you have the financial resources to make payment?” set forth in “Questions and Answers” of the Offer to Purchase is hereby amended and restated in its entirety to read:
     “Yes. The tender offer is not subject to any financing condition. We have obtained a commitment from Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. for debt financing of up to $1.25 billion to fund the purchase of the shares in the tender offer, the payment for shares in the merger, the payment of related fees and expenses and any repurchase of the Company’s convertible notes that the Company is obligated to repurchase following completion of the tender offer.”
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b) and (d) The first paragraph of the response to the fifth question “Do you have the financial resources to make payment?” set forth in “Questions and Answers” of the Offer to Purchase is amended and restated in its entirety as set forth in Item 1 above. Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and restated in its entirety to read:
     “Offeror expects that approximately $1,250,000,000 will be required to consummate the Offer and the Merger, to fund the repurchase of any of the Company’s outstanding convertible notes due 2014 (the “Convertible Notes”) that the Company is obligated to repurchase following completion of the Offer and to pay related fees and expenses. Offeror anticipates funding the purchase price, the offer to repurchase the Convertible Notes and related fees and expenses with a combination of (i) funds expected to be borrowed under a credit facility (the “Financing”) committed to pursuant to a Commitment Letter dated August 10, 2007 (the “Commitment Letter”) between Goldman Sachs Credit Partners L.P., as administrative agent and a joint lead arranger, Citigroup Global Markets Inc., as a joint lead arranger, J.P. Morgan Securities Inc., as a joint lead arranger, JPMorgan Chase Bank, N.A. and WDTI and (ii) certain cash on the consolidated balance sheet of Parent.

     Funding under the Financing as contemplated pursuant to the Commitment Letter is conditioned upon the satisfaction of conditions customary in similar transactions, including (i) satisfaction of the Minimum Condition; (ii) consummation of the Offer pursuant to the Merger Agreement; (iii) satisfaction or waiver of all conditions precedent to the consummation of the Offer; and (iv) there not occurring since April 1, 2007 a Material Adverse Effect (as defined in “Merger Agreement — Representations and Warranties” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase).
     The Financing consists of a $1,250,000,000 unsecured bridge loan facility (the “Bridge Facility”). The Bridge Facility is expected to be documented in definitive loan documents among WDTI, as borrower, Parent and certain of Parent’s existing and subsequently acquired domestic subsidiaries (including the Company after the Merger has been consummated), as guarantors (each, a “Guarantor” and, collectively, the “Guarantors”), the administrative agent, the joint lead arrangers and other banks and financial institutions to become parties thereto as lenders.
     At least a portion of the Bridge Facility is expected to be funded on the date of the Offer closing, and WDTI will have the right to make up to two additional drawings under the Bridge Facility prior to the sixth-month anniversary of the Offer closing. The proceeds of any loans made under the Bridge Facility are expected to be used solely to fund the purchase price, to fund the repurchase of the Convertible Notes and to pay related fees and expenses. The Bridge Facility is scheduled to mature 364 days after the date of the Offer closing.
     Loans made under the Bridge Facility are expected to bear interest at a variable rate based upon, at WDTI’s option, either (a) the Base Rate (as described in the Commitment Letter) or (b) the Eurodollar Rate (as described in the Commitment Letter) plus 0.625%.
     The Bridge Facility documents are expected to contain various customary covenants, including covenants with respect to mandatory prepayments of loans, restrictive covenants with respect to incurring additional indebtedness or guarantees, creating liens or other encumbrances, and certain financial covenants.
     WDTI intends to repay the loans under the Financing with proceeds from future refinancing arrangements.
     The Offer is not conditioned upon Parent, WDTI or Offeror obtaining financing.
     The foregoing is a summary of certain provisions of the Commitment Letter. This summary does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Offeror has filed with the SEC (together with all amendments and supplements thereto, the “Schedule TO”). The Commitment Letter may be examined and copies may be obtained in the manner set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.”
Item 11. Additional Information.
     (b) The subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with the Company” is hereby amended and supplemented by adding the following to the end thereof:
     “On August 10, 2007, WDTI, Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. executed a new debt commitment letter replacing the prior debt commitment letter between Parent and Agent.”

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated July 11, 2007. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 11, 2007. **

(a)(1)(H)	Press Release issued by Western Digital Corporation and Komag, Incorporated on June 28, 2007. (1)

(a)(1)(I)	Prepared Remarks for Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (2)

(a)(1)(J)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (3)

(a)(1)(K)	Press Release issued by Western Digital Corporation on August 2, 2007. **

(b)(1)	Senior Financing Commitment Letter between Western Digital Technologies, Inc., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (filed herewith)

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2007, among Western Digital Corporation, State M Corporation and Komag, Incorporated. (4)

(d)(2)	Tender and Voting Agreement, dated as of June 28, 2007, among Western Digital Corporation, State M Corporation and the individuals listed on the signature page thereto. (4)

(d)(3)	Confidentiality Agreement, dated as of June 13, 2007, between Western Digital Corporation and Komag, Incorporated. **

Exhibit
No.

(d)(4)	Volume Purchase Agreement, dated June 6, 2005, by and between Komag, Incorporated, Komag USA (Malaysia) Sdn, and Western Digital Corporation, as amended by Amendment No. 1 dated July 22, 2005, Amendment No. 2 dated November 29, 2005 and Amendment No. 3 dated January 31, 2006. (5)

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders. Previously filed.

**	Previously filed.

(1)	Incorporated by reference to the Schedule TO-C filed by Parent on June 28, 2007.

(2)	Incorporated by reference to the Schedule TO-C filed by Parent on June 29, 2007.

(3)	Incorporated by reference to the Schedule TO-C filed by Parent on July 2, 2007.

(4)	Incorporated by reference to the Form 8-K filed by Parent on June 29, 2007.

(5)	Incorporated by reference to Exhibits 10.29 and 10.29.1 filed with Parent’s Form 10-K filed on September 14, 2005 and to Exhibits 10.29.2 and 10.29.3 filed with Parent’s Form 10-Q filed on February 8, 2006 (certain portions of these exhibits have been omitted pursuant to confidential treatment requests filed separately with the Securities and Exchange Commission).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 10, 2007

STATE M CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Secretary

WESTERN DIGITAL TECHNOLOGIES, INC.
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

WESTERN DIGITAL CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated July 11, 2007. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 11, 2007. **

(a)(1)(H)	Press Release issued by Western Digital Corporation and Komag, Incorporated on June 28, 2007. (1)

(a)(1)(I)	Prepared Remarks for Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (2)

(a)(1)(J)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (3)

(a)(1)(K)	Press Release issued by Western Digital Corporation on August 2, 2007. **

(b)(1)	Senior Financing Commitment Letter between Western Digital Technologies, Inc., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (filed herewith)

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2007, among Western Digital Corporation, State M Corporation and Komag, Incorporated. (4)

(d)(2)	Tender and Voting Agreement, dated as of June 28, 2007, among Western Digital Corporation, State M Corporation and the individuals listed on the signature page thereto. (4)

(d)(3)	Confidentiality Agreement, dated as of June 13, 2007, between Western Digital Corporation and Komag, Incorporated. **

(d)(4)	Volume Purchase Agreement, dated June 6, 2005, by and between Komag, Incorporated, Komag USA (Malaysia) Sdn, and Western Digital Corporation, as amended by Amendment No. 1 dated July 22, 2005, Amendment No. 2 dated November 29, 2005 and Amendment No. 3 dated January 31, 2006. (5)

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders. Previously filed.

**	Previously filed.

(1)	Incorporated by reference to the Schedule TO-C filed by Parent on June 28, 2007.

(2)	Incorporated by reference to the Schedule TO-C filed by Parent on June 29, 2007.

(3)	Incorporated by reference to the Schedule TO-C filed by Parent on July 2, 2007.

(4)	Incorporated by reference to the Form 8-K filed by Parent on June 29, 2007.

(5)	Incorporated by reference to Exhibits 10.29 and 10.29.1 filed with Parent’s Form 10-K filed on September 14, 2005 and to Exhibits 10.29.2 and 10.29.3 filed with Parent’s Form 10-Q filed on February 8, 2006 (certain portions of these exhibits have been omitted pursuant to confidential treatment requests filed separately with the Securities and Exchange Commission).